82-4804

UNITED BANK FOR AFRICA PLC

RC. 2457

LEGAL SERVICES DIVISION
UBA House, 57 Marina, P.O. Box 2406, Lagos.
Tel: 2644651 - 700, 2642248 - 9, 2642269 Fax: 2644708
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

CS/GDR/0009/2003 **January 8, 2003**

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA

03003032

SUPPL

03 JAN 13 AM 11:32

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 - 4804

In accordance with Rule 12g 3 - 2(b) of the Securities Exchange Act 1934 please find attached the following:

1. Copy of Form CO7 – "Particulars of Directors and of any changes therein" filed with the Corporate Affairs Commission in Nigeria pursuant to Section 292(4) of the Companies and Allied Matters Act 1990.

2. Copy of Form CO2 (Return of Allotment of Bonus Issue) filed with the Corporate Affairs Commission in Nigeria pursuant to Section 129 of the Companies and Allied Matters Act 1990.

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

cc: Mahmoud Salem
Vice President
The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286

82-4804

RC. 2457

Tel: 2644651 - 700, 2642248 - 9, 2642269 Fax: 2644708
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

CS/CAC/0630/2002 **December 17, 2002**

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

03 JAN 13 AM 11:32

Dear Sir,

RE: CHANGES IN THE BOARD OF DIRECTORS
UNITED BANK FOR AFRICA PLC

Please be informed that Alhaji Mahmoud Isa-Dutse retired by rotation at the 41st Annual General Meeting of the Bank held August 1, 2002.

Mr. Femi Lijadu also resigned from the Board of Directors of United Bank for Africa Plc effective September 1, 2002.

Find enclosed for your necessary action the following documents:

[a] Copies of the relevant Board and AGM extracts in respect Alhaji Isa-Dutse's retirement.

[b] Copy of Mr. Femi Lijadu's letter indicating his intention to resign from the Board and employment in the Bank.

[c] Certified true copy of Board resolution accepting Mr. Lijadu's resignation.

[d] Form CO 7 reflecting the changes in the Bank's Board of Directors.

Thank you for your co-operation.

Corporate Affairs Commission
Certified True Copy
24 DEC 2002
Name ....
Designation ....

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

B. E. Okagbue

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY/LEGAL ADVISER

23/12

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNITED BANK FOR AFRICA PLC HELD IN LAGOS ON TUESDAY MAY 7, 2002

PRESENT

HAKEEM BELO-OSAGIE	-	CHAIRMAN
ARNOLD EKPE	-	CHIEF EXECUTIVE OFFICER
MAHMOUD ISA-DUTSE	-	EXECUTIVE DIRECTOR
ALIYU DIKKO	-	EXECUTIVE DIRECTOR
T. ASUQUO JOHN	-	DIRECTOR
IGWE ALEX NWOKEDI, OON	-	DIRECTOR
KAYODE SOFOLA, SAN	-	DIRECTOR
MUSTAPHA ABDULKADIR	-	DIRECTOR
AMAH IWUAGWU	-	DIRECTOR
VICTOR ODOZI	-	DIRECTOR
JUNAID DIKKO	-	DIRECTOR
WILLY KROEGER	-	DIRECTOR
KHALID A.T. AL-MANSOUR	-	DIRECTOR
JEAN HERSKOVITS	-	DIRECTOR
PAOLO DI MARTINO	-	DIRECTOR

IN ATTENDANCE

EMMANUEL O. IKAZOBOH	-	AKINTOLA WILLIAMS, DELOITTE & TOUCHE
R. U. UCHE	-	KPMG AUDIT
OFFONG AMBAH	-	HEAD (COMMERCIAL BANKING)
MAIRO BASHIR	-	HEAD (PROCUREMENT)
GODWIN IZE-IYAMU	-	HEAD (CORPORATE BANKING)
FEMI AGBAJE	-	HEAD (TECHNOLOGY)
TONI PHIDO	-	HEAD (INTERNATIONAL)
BOB OSAGHAE	-	HEAD (CONSUMER BANKING)
Y. K. OJO	-	HEAD (OPERATIONS & PROCESS)
TUNJI SOBODU	-	PM (TREASURY & FIN. INSTITUTIONS)
IDUNNU OYEBOLU	-	HEAD (GROUP FINANCE)
BABS KASALI	-	CHIEF INSPECTOR
ALERO OTOBO	-	HEAD (HUMAN CAPITAL MANAGEMENT)
DENNIS EBOREIME	-	PM (GROUP FINANCE)
NIGEL LARDNER	-	HEAD (SPECIALISED BANKING)
BEN NWAROH	-	MD (UBA SECURITIES SERVICES LTD)
UTO UKPANAH	-	ASSISTANT COMPANY SECRETARY
ISABELLA OKAGBUE	-	HEAD (LEGAL SERVICES) - SECRETARY

APOLOGIES

ABBA KYARI	-	VICE CHAIRMAN
OLUFEMI D. LIJADU	-	EXECUTIVE DIRECTOR
WILLIAM E. JAMES	-	DIRECTOR

6.1. **Directors to Retire By Rotation**

Members determined that the following directors should retire by rotation at the next AGM in accordance with Article 101 of the Bank's Articles of Association and being eligible they would stand for re-election:

- Abba Kyari
- Mustapha A. Abdulkadir
- Amah Iwuagwu
- Kayode Sofola, SAN
- Victor Odozi.

The Chairman informed members that Mahmoud Isa-Dutse was also scheduled to retire by rotation but had indicated that he did not wish to stand for re-election as he intended to pursue a doctorate in Business Administration.

On behalf of the Board the Chairman thanked Alhaji Isa-Dutse for his contributions to the Bank.

He noted that the vacancy introduced by Alhaji Isa-Dutse's impending retirement would not be filled for now and requested the CEO to make a proposal to the Nomination and Evaluation Committee of the Board at a later time.

Members further noted that in accordance with Article 76 of the Bank's Articles of Association, Mr. Arnold Ekpe and Mr. Offong Ambah having been appointed since the last AGM were required to retire and offer themselves for election.

CERTIFIED TRUE COPY

B. x. Okagbue

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY/LEGAL ADVISER

Corporate Affairs Commission
Certified True Copy
24 DEC 2002
Name
Designation
Signature

MINUTES OF THE 41ST ANNUAL GENERAL MEETING OF UNITED BANK FOR AFRICA PLC HELD AT THE CONFERENCE CENTRE, STATE LIBRARY ANNEX, CALABAR ON THURSDAY AUGUST 1, 2002

PRESENT

MR. HAKEEM BELO-OSAGIE	-	CHAIRMAN
MALLAM ABBA KYARI	-	VICE CHAIRMAN
MR. ARNOLD EKPE	-	CHIEF EXECUTIVE OFFICER
ALHAJI MAHMOUD ISA-DUTSE	-	EXECUTIVE DIRECTOR
MR. OLUFEMI D. LIJADU	-	EXECUTIVE DIRECTOR
ALHAJI ALIYU DIKKO	-	EXECUTIVE DIRECTOR
MR. OFFONG AMBAH	-	EXECUTIVE DIRECTOR
DR. T. ASUQUO JOHN	-	DIRECTOR
IGWE ALEX NWOKEDI, OON	-	DIRECTOR
MR. KAYODE SOFOLA, SAN	-	DIRECTOR
ALHAJI MUSTAPHA ABDULKADIR	-	DIRECTOR
MR. VICTOR ODOZI	-	DIRECTOR
MR. JUNAID DIKKO	-	DIRECTOR
MR. WILLY KROEGER	-	DIRECTOR
DR. KHALID A. T. AL-MANSOUR	-	DIRECTOR
PROF. JEAN HERSKOVITS	-	DIRECTOR
MR. WILLIAM E. JAMES	-	DIRECTOR

APOLOGIES

MR. AMAH IWUAGWU	-	DIRECTOR
MR. PAOLO DI MARTINO	-	DIRECTOR

ORDINARY SHAREHOLDERS	-	250
PROXIES	-	4

TOTAL	=	254

Corporate Affairs Commission
Certified True Copy
24 DEC 2002
Name
Designation
Signature

IN ATTENDANCE

PROF. ISABELLA OKAGBUE	-	COMPANY SECRETARY / LEGAL ADVISER
MR. G. OPURUM	-	AKINTOLA WILLIAMS, DELOITTE & TOUCHE)
MR. JOE ASUQUO	-	" " " } AUDITORS
MR. ADOLPHUS EKPE	-	NIGERIAN STOCK EXCHANGE
MR. ELOCHUKWU UBA	-	" " "
MR. H. A. YELDU	-	SECURITIES & EXCHANGE COMMISSION
MR. BEN NWAROH	-	MD, UBA SECURITIES SERVICES LTD (REGISTRAR)

23/12/02
S. Amammas SAN

The Chairman informed members that under Article 101 of the Articles of Association, at each Annual General meeting one-third of the Directors were required to retire from office. The following Directors were accordingly retiring by rotation and offering themselves for re-election:

Mallam Abba Kyari
Alhaji M. A. Abdulkadir
Mr. Amah Iwuagwu
Mr. Kayode Sofola, SAN
Mr. Victor Odozi

The Chairman announced that **Alhaji Mahmoud Isa-Dutse** was also retiring by rotation but had indicated that he did not wish to stand for re-election. He thanked Alhaji Isa-Dutse for his commitment and service to the Bank.

The Chairman also informed members that since the last Annual General Meeting the following persons had been appointed Directors:

Mr. Arnold Ekpe
Mr. Offong Ambah

In accordance with Article 76 of the Bank's Articles of Association they would both retire and being eligible offer themselves for election.

The Chairman informed members that no valid nomination for the post of Director had been received.
He proposed:

That the election of all retiring Directors offering themselves for election or re-election by a single resolution be and is hereby approved.

Alhaji Alade Banire seconded the motion.

The motion was put to the meeting and upon a show of hands, was carried unanimously.

The Chairman then proposed:

That the retiring directors be and are hereby elected or re-elected Directors of the Bank.

Engineer Francis Orji seconded the motion.

The motion was then put to the meeting and upon a show of hands was carried unanimously.

CERTIFIED TRUE COPY

B. R. Okagbue

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY/LEGAL ADVISER

Corporate Affairs Commission
Certified True Copy
2 - DEC 2002
Name
Designation
Signature

RC. 2457

HEAD OFFICE: MANAGEMENT SERVICES SECTOR
57, Marina, P. O. Box 2406, Lagos.
Tel: 2644651 - 700
Telex Nos. 28493, 28496, 28489 & 28490
Cable: Mindo Bank

2nd September, 2002

The Managing Director & Chief Executive
UBA PLC
57 Marina
Lagos.

Dear Sir,

RE:- NOTICE OF VOLUNTARY RESIGNATION

This letter serves as formal notice of my resignation from the Board and employment in the bank with effect from September 1, 2002.

It has been a privilege for me to have participated in a project, which, beyond repositioning UBA, has galvanised the banking industry and ushered in an era of greater competitiveness.

I shall always regard myself as part of the UBA family. It is my sincere hope that the bank will continue growing from strength to strength to realise its vision of becoming the undisputed leading bank in the country.

Yours faithfully,

O. D. Lijadu

Corporate Affairs Commission
Certified True Copy
Name ....
Designation ....
Signature ....

cc: The Chairman;
Head, HCM

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Tuesday October 29, 2002 in London, it was resolved:

[a] That the resignation of Mr. Femi Lijadu from the Board of Directors and employment in the Bank with effect from September 1, 2002 be and is hereby accepted.

Corporate Affairs Commission
Certified True Copy
Name
Designation
Signature

Dated this 12th day of DECEMBER, 2002

DIRECTOR

B. E. Oragbe
COMPANY SECRETARY

B. E. Oragbe
CERTIFIED TRUE COPY

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O 7

RC NO 2457

C Nº 0058656

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein

Pursuant to Section 292 (4)

CORPORATE AFFAIRS COMMISSION
ASSESMENT
23 DEC 2002
ASSESS BY
NAME
SIGN

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC

CORPORATE AFFAIRS COMMISSION
VERIFICATION
23 DEC 2002
APPRO
NAME
SIGN

Corporate Affairs
Certified True
Name
Designation
Signature

Presented by: COMPANY SECRETARY / LEGAL ADVISER

Name UNITED BANK FOR AFRICA PLC

Address 57 MARINA, LAGOS

Particulars of Directors of ____

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
① MR. HAKEEM BELO-OSAGIE	NONE	NIGERIAN
② MALLAM ABBA KYARI	NONE	NIGERIAN
③ MR. ARNOLD EKPE	NONE	NIGERIAN
ALHAJI MAHMOUD ISA-DUTSE	NONE	NIGERIAN
④ MR. OLUFEMI D. LIJADU	NONE	NIGERIAN
⑤ ALHAJI ALIYU DIKKO	NONE	NIGERIAN

Dated the ________________________ day of ________________________ 2002

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
21 IKOYI CRESCENT IKOYI - LAGOS	CHAIRMAN, UBA PLC DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, STRIKE FORCE SECURITY LTD, OSAGIE MEDICAL CENTRE, QUADRANT ESTATE LTD, HARVARD INV. LTD, UNITED TELESYS LTD UNITED NETWORKS MOBILE LTD.	1955	NO CHANGE
8 KURAMO CLOSE IKOYI - LAGOS	VICE CHAIRMAN, UBA PLC DIRECTOR: UBA CAPITAL & TRUST LTD, UNILEVER NIG. PLC.	1952	NO CHANGE
2 ONITOLO ROAD IKOYI - LAGOS	MD/CHIEF EXECUTIVE UBA PLC DIRECTOR: UAC PLC	1953	NO CHANGE
18A, PROBYN ROAD IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC DIRECTOR: NORTHERN NIG. FLOUR LTD	195[illegible]	RETIRED FROM THE BOARD 01/08/2002
5A OKUNOLA MARTINS S.W. IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC DIRECTOR: FIRST SECURITIES DISCOUNT HOUSE, UBA CAPITAL & TRUST LTD	1959	RESIGNED FROM THE BOARD 01/09/2002
34 EURO COURT BOURDILLION ROAD IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC	1956	NO CHANGE

Corporate Affairs C...
Certified True C...
24 DEC 2002
Name
Designation
Signature

Signature
_______________ Director
B. R. Ouaghe _______________ Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

RESERVED FOR BINDING

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O 7

RC:NO 2457

C Nº 0058657

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

CORPORATE AFFAIRS COMMISSION
ASSESMENT
23 DEC 2002
ASSESS BY
NAME
SIGN

Pursuant to Section 292 (4)

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC

CORPORATE AFFAIRS COMMISSION
VERIFICATION
23 DEC 2002
APPROVED BY
NAME
SIGN

Presented by: COMPANY SECRETARY / ~~LEGAL~~ ADVISER

Name UNITED BANK FOR AFRICA PLC

Address 57 MARINA, LAGOS

Corporate Affairs Commission
Certified True Copy
24 DEC 2002

Signature

Particulars of Directors of

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
(6) MR. OFFONG AMBAH	NONE	NIGERIAN
(7) DR. T. ASUQUO JOHN	NONE	NIGERIAN
IGWE ALEX NWOKEDI, OON	NONE	NIGERIAN
(8) MR. AMAH IWUAGWU	NONE	NIGERIAN
(9) ALHAJI MUSTAPHA ABDULKADIR	NONE	NIGERIAN
(10) MR. VICTOR ODOZI	NONE	NIGERIAN

RESERVED FOR BINDING

Corporate Affairs Commission
Certified True Copy
24 DEC 2002
Name
Designation
Signature

Dated the ______ day of ______ 2002

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
98 NORMAN WILLIAMS S.W. IKOYI - LAGOS	EXECUTIVE DIRECTOR UBA PLC	1960	NO CHANGE
8 ILADO CLOSE IKOYI - LAGOS	DIRECTOR, UBA PLC DIRECTOR: HYDROPEC ENG. SERVICES LTD, UNITED TELESYS LTD FLOTILLA LTD	1936	NO CHANGE
39A, 22 ROAD VICTORIA GARDEN CITY LEKKI - LAGOS	DIRECTOR, UBA PLC	1936	NO CHANGE
5 BABAFEMI OSOBA CRESCENT, LEKKI - LAGOS	DIRECTOR, UBA PLC DIRECTOR: SAKHER INVESTMENTS LTD, GOLDCRUST INV. LTD, L.W. LAMBOURN NIG. LTD.	1949	NO CHANGE
8 ILABERE AVENUE IKOYI - LAGOS	DIRECTOR, UBA PLC DIRECTOR: CREDIT ALLIANCE LTD, C&L LEASING PLC, AMC INV. LTD, ACA LTD.	1956	NO CHANGE
AM 29 FAKI ROAD TUDUN WADA KADUNA	DIRECTOR, UBA PLC DIRECTOR: AMI NIGERIA LTD, ENERGO NIGERIA LTD	1941	NO CHANGE
PLOT 4, OLAWALE COLE-ONITIRI AVENUE OFF ADMIRALTY WAY LEKKI - LAGOS	DIRECTOR, UBA PLC DIRECTOR: TEREDOZ CONSULTING LTD	1942	NO CHANGE

RESERVED FOR BINDING

Signature _______________ Director

_______________ Secretary

Certified True Copy

2002

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

Designation

CORPORATE AFFAIRS COMMISSION

P.M.B. 198, ABUJA.

Form C.O 7

RC NO 2457

C Nº 0058658

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED

Corporate Affairs Commission
Certified True Copy
Name: Oko EA
Designation
Signature

Presented by: COMPANY SECRETARY / LEGAL ADVISER

Name: UNITED BANK FOR AFRICA PLC

Address: 57, MARINA - LAGOS

Particulars of Directors of ______________________________ Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
(11) MR. JUNAID DIKKO	NONE	NIGERIAN
(12) MR. WILLY KROEGER	NONE	GERMAN
(13) DR. KHALID A. T. AL-MANSOUR	NONE	AMERICAN
(14) PROF. JEAN HERSKOVITS	NONE	AMERICAN
(15) MR. WILLIAM JAMES	NONE	AMERICAN
(16) MR. PAOLO A. DI MARTINO	NONE	ITALIAN

Corporate Affairs Commission
Certified True Copy
24 DEC 2002
Name ....
Designation ....
Signature ....

Dated the ______________ day of ______________ 2000

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of à married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

RESERVED FOR BINDING

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
25A, TONY EROMOSELE STREET, PARKVIEW EST. IKOYI - LAGOS	DIRECTOR: UBA PLC DIRECTOR: COUNTERS TRUST SECURITIES LTD, KMC INVEST. LTD, UBA TRUSTEES LTD, UNITED TELESYS LTD, STAR DELTA INV. LTD, ASCOT PROPERTIES LTD, CLEVELAND OVERSEAS NIGERIA LTD.	1963	NO CHANGE
81828, CLIFTON GARDEN, LONDON	DIRECTOR: UBA PLC DIRECTOR: BT INTER-NATIONAL (NIG) LTD	1948	NO CHANGE
7887 BROADWAY SUITE 1001, SAN ANTONIO TX 78209, U.S.A.	DIRECTOR: UBA PLC	1936	NO CHANGE
12, WEST 96TH STREET NEW YORK, NY 10025 U. S. A.	DIRECTOR: UBA PLC	1935	NO CHANGE
31, PHILIPS AVENUE ROCKPORT, MA U. S. A.	DIRECTOR: UBA PLC DIRECTOR: UNITED TELESYS LTD.	1945	NO CHANGE
PASSAGE LAC VOLTA TUNIS	DIRECTOR: UBA PLC	1951	NO CHANGE

Corporate Affairs Commission
Certified True
Signature
24 DEC 2002
Name......
Designation

Director

B. E. Ouagbne Secretary

If the space provided in the form is insufficient, particulars of other-directorship should be listed on a sperate statements attached to this return.

82 - 4804

RC. 2457

UBA House, 57 Marina, P.O. Box 2406, Lagos.
Tel: 2644651 - 700, 2642248 - 9, 2642269 Fax: 2644708
Telex Nos: 28493, 28496, 28489 & 28490
Cable: Mindo Bank
Swift: UNAFNGLA

CS/CAC/0627/2002 **December 17, 2002**

The Registrar - General
Corporate Affairs Commission
Garki, Area II
Federal Capital Territory
Abuja

03 JAN 13 AM 11:32

Dear Sir,

RE: RETURN OF ALLOTMENTS
UNITED BANK FOR AFRICA PLC

Please find enclosed for your necessary action the following documents:

- Certified True Copies of the Board and AGM resolutions of UBA Plc approving a bonus issue of one share for every two shares held by members in the Books of the Bank as at the close of business on 17th July, 2002.
- Form CO 2 reflecting the allotment of the shares.
- Copy of letter from Securities & Exchange Commission registering the bonus issue.

Thank you for your co-operation.

VERIFICATION

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

B. E. Okagbue

PROF. ISABELLA OKAGBUE
COMPANY SECRETARY/LEGAL ADVISER

Corporate Affairs Commission
Certified True Copy
24 DEC 2002

COMPANIES AND ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC
RC 2457

PURSUANT TO SECTION 383(1) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Tuesday May 7, 2002 at Lagos, it was resolved:

[a] That the sum of N425 million from the undivided net profits in the books of the Bank be recommended for capitalisation and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 17th day of July, 2002 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 850,000,000 of the unissued Ordinary Shares of 50 kobo each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share of 50 kobo each for every two shares then held and such new shares shall rank for all purposes pari passu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the year ended 31st March 2002.

23/12/02
S.B.Mamman
San

Dated this 17th day of December, 2002.

Corporate Affairs Com...
Certified True Copy
2 - DEC 2002
Name
Designation
Signature

B. X. Onafowe

DIRECTOR

COMPANY SECRETARY

B. X. Onafowe
CERTIFIED TRUE COPY

THE FEDERAL REPUBLIC OF ...

COMPANIES AND ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY RESOLUTION OF

UNITED BANK FOR AFRICA PLC
(RC 2457)

PURSUANT TO SECTION 383(2) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At the 41st Annual General Meeting of United Bank for Africa Plc duly convened and held on Thursday August 1, 2002 at the Conference Centre, State Library Annex, Calabar, Cross River State, it was resolved:

[a] That the Directors having recommended that it is desirable to capitalise the sum of N425 million from the undivided net profits in the books of the Bank and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 17th day of July, 2002 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 850,000,000 of the unissued Ordinary Shares of 50 kobo each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every two shares then held and such new shares shall rank for all purposes pari passu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the year ended 31st March, 2002 and the Directors shall give effect to this resolution.

Dated this 17th day of December, 2002.

Corporate Affairs Commission
Certified True Copy
24 DEC 2002
Name
Designation
Signature

B. E. Ouefme

DIRECTOR

COMPANY SECRETARY

CERTIFIED TRUE COPY

5th - 9th Floor,
Central Business District,
P.M.B. 315, Garki - Abuja.
E-mail: secng@compuserve.com
☎ :09 - 2346272 - 5,
Fax: 09 - 2346276

P.M.B. 12638,
Marina Lagos.
☎ :01 - 2661552, 2663210
Fax: 01 - 2644538, 2644541
Telex: 23623 SEC.NG

November 15, 2002

The Managing Director,
United Bank for Africa Plc.,
51, Marina,
P. O. Box 2406,
Lagos.

Dear Sir,

RE: UNITED BANK FOR AFRICA PLC
REGISTRATION OF BONUS ISSUE OF 850,000,000 ORDINARY SHARES OF 50K EACH

With reference to your recent filing of statement in respect of the above subject matter and having carefully examined the documents, we write to inform you that in accordance with the provisions of the **Investments and Securities Act 1999**, and the **Commission's Rules and Regulations**, the securities representing the bonus issue declared by your company's resolution dated **August 8, 2002** have been registered as **No. SR/UBA/2002/000063** in our records. The registration is however subject to the following conditions:

1. That the approved pro-rata allotment of the shares as disclosed is strictly adhered to;

2. That the share certificates evidencing the bonus issues are issued to each shareholder not later than two (2) months from the date of this letter with written confirmation to the Commission thereafter;

3. That any material change(s) in the information supplied to it, which formed the basis of the registration of these securities, must be notified to the Commission promptly;

4. That you must render periodic returns on your company's performance as specified from time to time by the Commission;

5. That you must notify the Commission of any shareholding which may amount to 5% and above of the issued shares of the Company;

RECEIVED 20 NOV 2002 UBA PLC Legal Services Div. 57, Marina (18th Flr) Lagos

Corporate Affairs Commission
Certified True Copy
24 DEC 2002
Name
Designation
Signature

Act 1999, the Commission's Rules and Regulations and all other laws governing the securities business in Nigeria;

7. That a breach of any or a combination of these conditions might lead to de-registration of the securities and any other punishment for violation as prescribed in the Investments and Securities Act 1999, the Commission's Rules and Regulations.

Yours faithfully,

S. O. BRAIMAH
For: Director-General

Corporate Affairs Commission
Certified True Copy
24 DEC 2008
Name
Designation
Signature

Form C.O.2

RC:NO 2457

C 08224

COMPANIES AND ALLIED MATTERS DECREE 1990

Return of Allotments from the(a) 1ST of AUGUST 2002

to the ______ of ______ 19____

The ______

* NAME OF COMPANY: UNITED BANK FOR AFRICA PLC

CORPORATE AFFAIRS COMMISSION
ASSESMENT
23 DEC 2002
ASSESS BY
NAME
SIGN

Pursuant to Section 129

(o) Number of the Shares allotted payable in cash N/A

Number of the Shares allotted payable in cash N/A

Nominal amount of the Shares so allotted N/A

Nominal amount of the Shares so allotted N/A

Amount paid or due and payable on each such Share N/A

Amount paid or due and payable on each such Share N/A

Number of Shares allotted for a consideration other than cash 850,000,000 (ORDINARY)

Nominal amount of the Shares so allotted =N=425,000,000

Amount to be treated as paid on each such Share 50K

The consideration for which such Shares have been allotted is as follows:-

BONUS ISSUE OF ONE SHARE FOR EVERY TWO SHARES HELD BY MEMBERS IN THE BOOKS OF THE BANK AS AT THE CLOSE OF BUSINESS ON 17TH JULY, 2002

Corporate Affairs Commission
Certified True Copy
DEC 2002
Name
Designation
Signature

(a) 1 When a return includes several allotments made on different dates the dates of only the first and the last of such allotments should be entered at the top of the front page and the registration of the return should be effected within one month of the first date.

2 When a return relates to one allotment only, made on one particular date, that date only should be inserted and the spaces for the second date struck out and the word "made" substituted for the word "from" after the word "Allotment".

(b) Distinguish between Preference, Ordinary, Redeemable Preference, etc.

PRESENTED FOR FILING BY:

NAME: PROFESSOR ISABELLA OKAGBUE
COMPANY SECRETARY / LEGAL ADVISER

ADDRESS: UNITED BANK FOR AFRICA PLC

20-12-02

Surname	First Name	Address

AS PER ATTACHED RETURNS

Corporate Affairs Commission
Certified True Copy
24 DEC 2002
Name
Designation
Signature

RESERVED FOR BINDING

RESERVED FOR BINDING

Description	preference	Ordinary	Other Kinds
AS PER ATTACHED RETURNS			

Corporate Affairs Commission
Certified True Copy
24 DEC 2002
Name
Designation
Signature

Signature

(State whether Director or Manager or Secretary)

B. I. Okagbue

Isabella Okagbue

Company Secretary /